FMC

# FRASER MILNER CASGRAIN LLP

07023725

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

May 16, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

Dear Sirs/Mesdames:

**Subject: Jannock Properties Limited (File No. 82-5062)**
**Information Furnished Pursuant to Rule 12G3-2(b)**
**Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated May 10, 2007;

(b) Interim financial statements for the period ended March 31, 2007;

(c) B.C. Form 51-901F for the period ended March 31, 2007;

(d) Interim Management's Discussion and Analysis for the period ended March 31, 2007; and

(e) CEO and CFO Interim Filings Certifications for the period ended March 31, 2007.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

**FRASER MILNER CASGRAIN LLP**

Barbara Ross
Law Clerk

/br
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Matt Hibbert, Fraser Milner Casgrain LLP (w/o encls.)

4399187_1.DOC

## Jannock Properties Limited

## Press Release



May 10, 2007

**Jannock Properties Limited reports March 31, 2007 results and $0.05 distribution to shareholders.**

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $6,000 ($0.00 per share) for the First Quarter of 2007 compared with earnings of $8,000 ($0.00 per share) for the same period in 2006.
The Board of Directors has approved a cash distribution equivalent to $0.05 per unit to be paid to shareholders on June 15, 2007.

**Real Estate**
The only real estate assets the Corporation is currently holding are two mortgages receivable relating to properties that had previously been sold. No payments were due on these two mortgages during the First Quarter of 2007 apart from interest which was received when due. In April, an interim payment of $514,000 was received against a mortgage receivable of $1,190,000 as a partial discharge due to construction at the site. Also in April, an interim payment of $400,000 was received against a mortgage receivable of $2,480,000 under an agreement to extend the term from April 2007 to October 2007.

**Cash Flows from Operations**
Cash used for operating activities in the First Quarter of this year amounted to $154,000 compared with a cash usage of $496,000 for the same period last year. The major differences are due to:

- Cash receipts for the First Quarter this year were $48,000 and were all from interest received from mortgages receivable and the investment of cash surpluses. This compares with $556,000 for the First Quarter last year, which included the collection of an outstanding mortgage receivable of $513,000 and interest receipts of $43,000.
- Cash payments for the First Quarter this year were $202,000 and included $66,000 of income tax installments on 2006 earnings. In the same period last year cash payments were $1,052,000 and included income tax installments of $918,000 which were primarily related to 2005 earnings.

**Jancor Companies, Inc.**
Operating results in the first quarter deteriorated from last year primarily due to lower sales volumes resulting from weakness in the US residential construction industry and the harsh weather conditions experienced in February. As the first quarter is normally weak and subject to major fluctuations due to weather, these results do not give a particularly meaningful guide to the balance of the year which is expected to show an improvement over the levels achieved in 2006. Debt levels during the First Quarter of 2007 have shown the normal seasonal increase.
Under the terms of the sale of the Jancor equity interest in 2001, Jannock Properties participates in payments of principal and interest by Jancor on its subordinated debt after these payments reached a threshold level in September 2006. In April 2007, Jannock Properties received US$1,003,000 as its share of a payment which Jancor made on its subordinated debt at the end of March. If Jancor makes the scheduled repayments of the principal and interest on its subordinated debt, Jannock Properties will receive an additional US$5,579,000 in October 2007 and a final payment of US$2,340,000 in 2008.

In addition to its participation in payments on Jancor's subordinated debt, Jannock Properties has the right to receive 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

**Corporate Items**

The Board of Directors has approved a cash distribution equivalent to $0.05 per unit through the redemption of 5 of the 70 Class A Special shares that are currently included in each unit. This distribution will be paid on June 15, 2007 to the unit holders of record as at the close of business on June 1, 2007. The ex-redemption date for trading of the Units will be May 30, 2007 and each Unit will then consist of 65 Class A Special shares and one Class B Special share.

In the First Quarter of this year administrative costs were 12% lower than in the same period last year and the Corporation will continue its efforts to reduce these costs in the future.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN). Currently each Unit consists of one Class B common share and 70 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

**NOTICE**

**The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.**

## INTERIM BALANCE SHEET

*(in thousands of Canadian dollars)*

| | MARCH 31 2007 (unaudited) | DECEMBER 31 2006 |
|---|---|---|
| **ASSETS** | | |
| Mortgages receivable (note 2) | **$ 3,670** | $ 3,670 |
| Other assets | **131** | 62 |
| Cash and cash equivalents | **2,856** | 3,010 |
| | **$ 6,657** | $ 6,742 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | **$ 18** | $ 47 |
| Income taxes payable | **27** | 91 |
| Future income tax liabilities | **259** | 257 |
| | **$ 304** | $ 395 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (note 4) | **$ 24,896** | $ 24,896 |
| Contributed surplus | **6,868** | 6,868 |
| Deficit | **(25,411)** | (25,417) |
| | **$ 6,353** | $ 6,347 |
| | **$ 6,657** | $ 6,742 |

## INTERIM STATEMENT OF OPERATIONS AND DEFICIT

*(in thousands of Canadian dollars, except per share amounts)*

| | THREE MONTHS ENDED MARCH 31 | |
|---|---|---|
| | **2007 (unaudited)** | 2006 (unaudited) |
| Interest income | **$ 85** | $ 97 |
| General and administrative costs | **(75)** | (85) |
| Income before income taxes | **10** | 12 |
| Income taxes provided (note 3) | | |
| - current | **2** | 2 |
| - future | **2** | 2 |
| | **4** | 4 |
| Net income for the period | **$ 6** | $ 8 |
| Deficit - Beginning of period | **$ (25,417)** | $ (26,219) |
| Deficit - End of period | **$ (25,411)** | $ (26,211) |
| Basic income per share | **$ 0.00** | $ 0.00 |

## INTERIM STATEMENT OF CASH FLOWS

*(in thousands of Canadian dollars)*

| | THREE MONTHS ENDED MARCH 31 | |
|---|---|---|
| | **2007** | 2006 |
| | **(unaudited)** | (unaudited) |
| **CASH PROVIDED BY (USED IN)** | | |
| **OPERATING ACTIVITIES** | | |
| Cash receipts | | |
| Collection of mortgages receivable | **$ -** | $ 513 |
| Interest received | **48** | 43 |
| | **48** | 556 |
| Cash payments | | |
| Expenditures on land development | **(3)** | (4) |
| Income taxes paid | **(66)** | (918) |
| Other payments | **(133)** | (130) |
| | **(202)** | (1,052) |
| Total operating activities | **(154)** | (496) |
| **INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS** | **(154)** | (496) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD** | **$ 3,010** | $ 4,562 |
| **CASH AND CASH EQUIVALENTS - END OF PERIOD** | **$ 2,856** | $ 4,066 |

## NOTES TO INTERIM FINANCIAL STATEMENTS
## (unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2006 and should be read in conjunction with those financial statements.

2. Mortgages receivable

At March 31, 2007, two mortgages receivable were outstanding for $3,670 (December 31, 2006 - $3,670) and are both due in 2007 – see Note 9.

3. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

| | Three months ended | |
|---|---|---|
| | March 31, 2007 | March 31, 2006 |
| Earnings/(loss) before income taxes | $ 10 | $ 12 |
| Expected income taxes/(recovery) | $ 4 | $ 4 |

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

5. Commitments

Security for $1,200 and $300 respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

6. Related Party Transactions

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513 relating to a property which had been previously sold by the Corporation to an unrelated party and which was subsequently acquired by the former President.

The Corporation pays a share of rent and expenses to the former president as a sub-tenant in office space that it shares with him and a third party.

7. Potential Recoveries

The Corporation has identified approximately $459 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

8. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. As a result of prior year writedowns the carrying value of the investment in Jancor at the time of this transaction was $nil and consequently no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- A participation in payments of principal and interest by Jancor on its subordinated debt after these payments reach a threshold level equal to the principal amount of US$16,717. Jannock Properties is to receive 100% of all payments between $16,717 and $22,289 and 25% of amounts over $22,289.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

Payments by Jancor on its subordinated debt reached the threshold level in September 2006 and in October 2006 Jannock Properties received US$118 (Cdn$132) as its share of the payment made in September 2006. In April 2007, Jannock Properties received US$1,003 (Cdn$1,158) as its share of a payment which Jancor made on its subordinated debt at the end of March – see Note 9.

The terms of the Jancor subordinated debt require an interest payment of US$1 million and the repayment of 50% of the principal in September 2007 with the remaining principal scheduled to be repaid in September 2008. If these payments are made as set out, Jannock Properties will receive an additional US$5,679 in October 2007 and US$2,340 in 2008.

9. Subsequent events

In April, the Corporation agreed to extend the term of a $2,480 mortgage receivable, which was due in April 2007 until October 2007 and received a partial repayment of $400. Also in April the Corporation received an interim payment of $514 as a partial discharge against a mortgage receivable of $1,190.

On April 4, 2007, the Corporation received a payment of US$1,003 under its participation in payments made by Jancor on its subordinated debt.

**NOTICE**



**The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.**

## INTERIM BALANCE SHEET

*(in thousands of Canadian dollars)*

| | MARCH 31 2007 (unaudited) | DECEMBER 31 2006 |
|---|---|---|
| **ASSETS** | | |
| Mortgages receivable (note 2) | $ 3,670 | $ 3,670 |
| Other assets | 131 | 62 |
| Cash and cash equivalents | 2,856 | 3,010 |
| | $ 6,657 | $ 6,742 |
| **LIABILITIES** | | |
| Accounts payable and accrued liabilities | $ 18 | $ 47 |
| Income taxes payable | 27 | 91 |
| Future income tax liabilities | 259 | 257 |
| | $ 304 | $ 395 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (note 4) | $ 24,896 | $ 24,896 |
| Contributed surplus | 6,868 | 6,868 |
| Deficit | (25,411) | (25,417) |
| | $ 6,353 | $ 6,347 |
| | $ 6,657 | $ 6,742 |

## INTERIM STATEMENT OF OPERATIONS AND DEFICIT

*(in thousands of Canadian dollars, except per share amounts)*

| | THREE MONTHS ENDED MARCH 31 2007 (unaudited) | 2006 (unaudited) |
|---|---|---|
| Interest income | $ 85 | $ 97 |
| General and administrative costs | (75) | (85) |
| Income before income taxes | 10 | 12 |
| Income taxes provided (note 3) | | |
| - current | 2 | 2 |
| - future | 2 | 2 |
| | 4 | 4 |
| Net income for the period | $ 6 | $ 8 |
| Deficit - Beginning of period | $ (25,417) | $ (26,219) |
| Deficit - End of period | $ (25,411) | $ (26,211) |
| Basic income per share | $ 0.00 | $ 0.00 |

## INTERIM STATEMENT OF CASH FLOWS

*(in thousands of Canadian dollars)*

| | THREE MONTHS ENDED MARCH 31 2007 (unaudited) | 2006 (unaudited) |
|---|---|---|
| **CASH PROVIDED BY (USED IN)** | | |
| **OPERATING ACTIVITIES** | | |
| Cash receipts | | |
| Collection of mortgages receivable | $ - | $ 513 |
| Interest received | 48 | 43 |
| | 48 | 556 |
| Cash payments | | |
| Expenditures on land development | (3) | (4) |
| Income taxes paid | (66) | (918) |
| Other payments | (133) | (130) |
| | (202) | (1,052) |
| Total operating activities | (154) | (496) |
| **INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS** | (154) | (496) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD** | $ 3,010 | $ 4,562 |
| **CASH AND CASH EQUIVALENTS - END OF PERIOD** | $ 2,856 | $ 4,066 |

## NOTES TO INTERIM FINANCIAL STATEMENTS
## (unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2006 and should be read in conjunction with those financial statements.

2. Mortgages receivable

At March 31, 2007, two mortgages receivable were outstanding for $3,670 (December 31, 2006 - $3,670) and are both due in 2007 – see Note 9.

3. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

| | Three months ended | |
|---|---|---|
| | March 31, 2007 | March 31, 2006 |
| Earnings/(loss) before income taxes | $ 10 | $ 12 |
| Expected income taxes/(recovery) | $ 4 | $ 4 |

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

5. Commitments

Security for $1,200 and $300 respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

6. Related Party Transactions

In March 2006, a former President of the Corporation repaid a mortgage receivable of $513 relating to a property which had been previously sold by the Corporation to an unrelated party and which was subsequently acquired by the former President.

The Corporation pays a share of rent and expenses to the former president as a sub-tenant in office space that it shares with him and a third party.

7. Potential Recoveries

The Corporation has identified approximately $459 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

8. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. As a result of prior year writedowns the carrying value of the investment in Jancor at the time of this transaction was $nil and consequently no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- A participation in payments of principal and interest by Jancor on its subordinated debt after these payments reach a threshold level equal to the principal amount of US$16,717. Jannock Properties is to receive 100% of all payments between $16,717 and $22,289 and 25% of amounts over $22,289.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

Payments by Jancor on its subordinated debt reached the threshold level in September 2006 and in October 2006 Jannock Properties received US$118 (Cdn$132) as its share of the payment made in September 2006. In April 2007, Jannock Properties received US$1,003 (Cdn$1,158) as its share of a payment which Jancor made on its subordinated debt at the end of March – see Note 9.

The terms of the Jancor subordinated debt require an interest payment of US$1 million and the repayment of 50% of the principal in September 2007 with the remaining principal scheduled to be repaid in September 2008. If these payments are made as set out, Jannock Properties will receive an additional US$5,679 in October 2007 and US$2,340 in 2008.

9. Subsequent events

In April, the Corporation agreed to extend the term of a $2,480 mortgage receivable, which was due in April 2007 until October 2007 and received a partial repayment of $400. Also in April the Corporation received an interim payment of $514 as a partial discharge against a mortgage receivable of $1,190.

On April 4, 2007, the Corporation received a payment of US$1,003 under its participation in payments made by Jancor on its subordinated debt.

# QUARTERLY AND YEAR END REPORT

## BC FORM 51-901F

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF THE REPORT |
|---|---|---|
| Jannock Properties Limited | March 31, 2007 | May 9, 2007 |

| ISSUER ADDRESS |
|---|
| 2500 Meadowpine Blvd, Unit 7 |

| CITY/PROVINCE/POSTAL CODE | ISSUE FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|
| Mississauga, Ontario, L5N 6C4 | (905) 821-1853 | (905) 821-4464 |

| CONTACT NAME | CONTACT POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Brian Jamieson | Chief Financial Officer and Secretary | (905) 821-4464 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| bjamie@jannockproperties.com | n/a |

## CERTIFICATE

***The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.***

| DIRECTOR | PRINT FULL NAME | DATE SIGNED |
|---|---|---|
| (signed) "Ian Currie" | Mr. Ian Currie | May 9, 2007 |
| CHIEF FINANCIAL OFFICER AND SECRETARY | PRINT FULL NAME | DATE SIGNED |
| (signed) "Brian Jamieson" | Mr. Brian Jamieson | May 9, 2007 |

## SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended March 31, 2007 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

## SCHEDULE B: SUPPLEMENTARY INFORMATION

*1. Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the three month period ended March 31, 2007:

| | | | |
|---|---|---|---|
| a) | Deferred or expensed exploration | Not applicable | |
| b) | Expensed research | Not applicable | |
| c) | Deferred or expensed development | Not applicable | |
| d) | Cost of sales | | |
| | Expenditures/(recoveries) on property development | $ | 0 |
| | Land costs | $ | 0 |
| | Development costs | $ | 0 |
| e) | Marketing expenses | Not applicable | |
| f) | General and administrative expenses | | |
| | Personnel costs | $ | 18 |
| | Directors fees | $ | 14 |
| | Professional fees | $ | 40 |
| | Office administration | $ | 3 |

*2. Related party transactions*

The Corporation pays a share of rent and expenses to a former President as a sub-tenant in office space that it shares with him and a third party.

*3. Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended March 31, 2007:

Nil.

b) Summary of options granted during the three month period ended March 31, 2007:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at March 31, 2007:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,494,235,240 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

| | |
|---|---|
| Ian C.B. Currie | Chairman of the Board |
| Ian C.B. Currie | President |
| Brian W. Jamieson | Chief Financial Officer and Secretary |

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended March 31, 2007 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS**
**THREE MONTHS ENDED MARCH 31, 2007**
**May 09, 2007**



*All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended March 31, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006, included in our 2006 Annual Report to Shareholders. The interim unaudited financial statements for the three months ended March 31, 2007 and the audited financial statements for the year ended December 31, 2006 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2006.*

**Disclosure Controls and Procedures**
The Corporation's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Corporation's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer, in conjunction with the Board of Directors, review any material information affecting the Corporation to evaluate and determine the appropriateness and timing of public release. The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure procedures as at March 31, 2007, have concluded that the Corporation's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Corporation's and its subsidiaries would have been known to them.

**Results of Operations – First Quarter 2007 versus First Quarter 2006**
The remaining real estate assets are two mortgages receivable relating to land sales that had previously been recorded. There were no sales or gross profits from real estate in the First Quarter of either 2007 or 2006.
Interest income from mortgages receivable and the investment of cash surpluses in the First Quarter of 2007 was $85,000. In the First Quarter of 2006, interest income was $97,000.
General and administrative expenses in the First Quarter of 2007 amounted to $75,000, which was reduction of 12% from $85,000 for the same period last year.
Net earnings for the First Quarter of 2007 were $6,000 ($0.00 per share) compared with earnings of $8,000 ($0.00 per share) for the same period in 2006.

**Outstanding Mortgages Receivable**
At March 31, 2007 the Corporation was holding mortgages receivable of $3,670,000 relating to properties that had previously been sold. All of these mortgages receivable are due in 2007- see 'Subsequent Events'.

**Jancor Companies, Inc (Jancor)**
In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. As a result of prior year writedowns the carrying value of the investment in Jancor at the time of this transaction was $nil and consequently no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.
Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- A participation in payments of principal and interest by Jancor on its subordinated debt after these payments reach a threshold level equal to the principal amount of US$16,717,000. Jannock Properties is to receive 100% of all payments between $16,717,000 and $22,289,000 and 25% of amounts over $22,289,000.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

Payments by Jancor on its subordinated debt reached the threshold level in September 2006 and in October 2006 Jannock Properties received US$118,000 (Cdn$132,000) as its share of the payment made in September 2006. In April 2007, Jannock Properties received US$1,003,000 (Cdn$1,158,000) as its share of a payment which Jancor made on its subordinated debt at the end of March – see 'Subsequent Events'.
The terms of the Jancor subordinated debt require an interest payment of US$1 million and the repayment of 50% of the principal in September 2007 with the remaining principal scheduled to be repaid in September 2008. If these payments are made as set out, Jannock Properties will receive an additional US$5,679,000 in October 2007 and US$2,340,000 in 2008.
The Corporation has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the three months to March 31, 2007 was a loss of US$2.3 mil versus a loss of US$0.4 mil a year earlier. This deterioration in EBITDA has been attributed by Jancor management to softness in the US residential construction industry and bad weather experienced in February. As

the first quarter is normally weak, and subject to major fluctuations due to weather, these results do not give a particularly meaningful guide to the balance of the year which is expected to show an improvement over the levels achieved in 2006.

Senior debt obligations at Jancor at March 31, 2007 were US$35 million compared with US$30 million at the end of 2006 reflecting a seasonal build-up in working capital.

Management believes that Jancor may produce some value for Jannock Properties in the future. It is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive in the future.

Jannock Properties has not been able to determine how much of the payments that have been received or may be received from Jancor will be taxable. For accounting purposes the Corporation has treated the payments as being fully taxable until such time as it can determine the basis that will be used by the Canada Revenue Agency. The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future capital gains for Jannock Properties is also uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

*Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.*

**Cash Flows – First Quarter 2007 versus First Quarter 2006**

Cash used by operating activities during the First Quarter of 2007 amounted to $154,000 compared to a cash usage by operating activities of $496,000 for the same period last year.

- Cash receipts for the First Quarter of 2007 consisted of interest received of $48,000. Cash receipts in the First Quarter of 2006 were $556,000 and included a payout of $513,000 for a mortgage receivable and interest received of $43,000.
- Cash payments in the First Quarter of 2007 were $202,000 and included $133,000 for administrative expenses and income tax installments of $66,000. For the same period in 2006, cash payments were $1,052,000 and included $130,000 for administrative expenses and income tax installments of $918,000.

**Financial Position**

Total assets at March 31, 2007 were $6,657,000 compared with $6,742,000 at December 31, 2006.

- Cash and cash equivalents were $2,856,000 at March 31, 2007 which was reduction of $154,000 from December 31, 2006 due to operating cash outflows.
- Other assets increased by $69,000 due to prepaid insurance and accrued interest on mortgages receivable.
- At March 31, 2007, total vendor take-back mortgages receivable that are held by the Corporation amounted to $3,670,000 (December 31, 2006 - $3,670,000).

Liabilities at March 31, 2007 were $304,000 compared with $395,000 at December 31, 2006.

- Current income taxes decreased by $64,000 due to installments that were paid on 2006 earnings.

## Quarterly Data

*(in thousands of Canadian dollars, except per share amounts)*

| | 2007 Q1 | 2006 Q4 | 2006 Q3 | 2006 Q2 | 2006 Q1 | 2005 Q4 | 2005 Q3 | 2005 Q2 |
|---|---|---|---|---|---|---|---|---|
| Net income | 6 | 487 | 319 | (12) | 8 | 14 | 271 | 73 |
| Basic income per share | $ 0.00 | $ 0.01 | $ 0.01 | $ (0.00) | $ 0.00 | $ 0.00 | $ 0.01 | $ 0.00 |
| Net cash provided/(used) by operating activities | (154) | 386 | 283 | 56 | (496) | 812 | 329 | 4,399 |

**Contingencies**

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2006). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

**Potential Recoveries**

The Corporation has identified approximately $459,000 of potential recoveries of development charges that are contingent upon actions of other developers. The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

**Outlook**

In addition to its cash balances, the Corporation is holding two mortgages receivable totaling $3,670,000 at March 31, 2007 on the unpaid balances relating to properties that had previously been sold. Partial repayments totaling $914,000 were received in April against these two mortgages receivable (see 'Subsequent Events'). The remaining balances on the two mortgages are due for repayment in the Fourth Quarter of 2007.

**Distributions**

No distributions have been made to shareholders in the three months to March 31, 2007.

**Risks and Uncertainties**

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.

As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Corporation is not aware of any environmental issues that would have a material effect on the financial position of the Corporation.

**Related Party Transactions**

In March 2006, the former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party and which was subsequently acquired by the former President.

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

**Internal Control over Financial Reporting**

Jannock Properties has no full-time staff and instead relies on contract services provided by three individuals. Consequently, there is an inherent weakness in the system of internal controls due to an inability to achieve appropriate segregation of duties as it is not economically feasible to have a sufficient number of staff working for the Corporation. As a result, there is no guarantee that a material misstatement would not be prevented or detected. Management and Board reviews are utilized to mitigate the risk of material misstatement in financial reporting to ensure internal controls remain effective.

Internal Control over Financial Reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and its compliance with GAAP in its financial statements. The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through their evaluation.

**Accounting Policy Change**

Effective January 1, 2007, the Corporation was required to adopt Section 3855, "Financial Instruments – Recognition and Measurement", as issued by the Canadian Institute of Chartered Accountants. The fair value of financial assets and liabilities, including derivatives, for the most part, are required to be measured at fair value, with changes in fair value potentially flowing through the statement of income. This change in accounting policy is treated prospectively with opening balances restated where necessary. Management has reviewed the Corporation's financial statements, including the Corporation's debt and equity rights in Jancor and has concluded that no fair value adjustments are required to either the opening balances, or to the results of operations for the 2007 First Quarter.

**Subsequent Events**

In April, the Corporation agreed to extend the term of a $2,480,000 mortgage receivable, which was due in April 2007 until October 2007 and as part of this agreement received a partial repayment of $400,000. Also in April the Corporation received an interim payment of $514,000 as a partial discharge against a mortgage receivable of $1,190,000.

On April 4, 2007, the Corporation received a payment of US$1,003,000 under the Jancor debt participation agreement -see "Jancor Companies, Inc".

**Additional Information relating to the Corporation**

At March 31, 2007, there were no off-balance sheet transactions.

RECEIVED
2007 MAY 23 A 7:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Form 52-109F2 – Certification of Interim Filings**

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

**Ian C.B. Currie**
**President**

**Form 52-109F2 – Certification of Interim Filings**

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

**Brian W. Jamieson**
**Chief Financial Officer**



END